UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMIALR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number 000-50128

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of North Carolina Savings and Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BNC BANCORP

1226 Eastchester Drive

High Point, North Carolina 27265

Telephone (336) 869-9200

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

Years Ended May 31, 2012 and 2011

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 13

SUPPLEMENTAL SCHEDULES

Schedule of Assets (Held at End of Year)	14

Schedule of Delinquent Participant Contributions	15

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of

Bank of North Carolina Savings and Profit Sharing Plan and Trust

Thomasville, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) as of May 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2012 and 2011, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, which include the Schedule of Assets (Held at End of Year) and the Schedule of Delinquent Participant Contributions, both as of May 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Cherry, Bekaert & Holland, L.L.P.

Raleigh, North Carolina

November 26, 2012

2

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

May 31, 2012 and 2011

Assets	2012	2011
Investments:
Common collective trust	$1,779,746	$1,296,373
Mutual funds	5,185,515	7,315,812
Pooled separate accounts	4,112,728	-
BNC Bancorp Stock Fund	-	2,158,649
BNC Bancorp Stock	2,270,963	-
Total investments	13,348,952	10,770,834

Receivables:
Notes receivable from participants	657,181	508,315
Total receivables	657,181	508,315

Total assets	14,006,133	11,279,149

Liabilities
Excess contributions payable	30,641	17,862

Total liabilities	30,641	17,862

Net assets available for benefits at fair value	13,975,492	11,261,287

Adjustment from fair value to contract value for fully benefit
responsive investment contracts	(41,073)	(51,922)

NET ASSETS AVAILABLE FOR BENEFITS	$13,934,419	$11,209,365

The accompanying notes are an integral part of the financial statements.

3

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended May 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$-	$427,781
Interest and dividends	159,399	194,186
Total investment income	159,399	621,967

Interest income on notes receivable from participants	24,667	20,954

Contributions:
Participant contributions	1,739,770	1,399,695
Employer contributions	642,891	543,523
Rollover contributions	1,697,550	492,435
Total contributions	4,080,211	2,435,653

Total additions	4,264,277	3,078,574

Deductions from net assets attributed to:
Net depreciation in fair value of investments	418,529	-
Benefits paid to participants	1,112,986	478,574
Administrative expenses	7,708	4,336

Total deductions	1,539,223	482,910

NET INCREASE IN NET ASSETS	2,725,054	2,595,664

Net assets available for benefits - beginning of year	11,209,365	8,613,701

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$13,934,419	$11,209,365

The accompanying notes are an integral part of the financial statements.

4

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2012 and 2011

Note 1 – Description of the Plan

The following brief description of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan was officially adopted and effective on January 1, 1997. The Plan is a defined contribution pension plan covering all non-bargaining unit employees of the Bank of North Carolina (the “Company”) who have attained the age of 18. Prior to December 15, 2011, the Plan was administered by Ascensus, Inc. (“Ascensus”). Effective December 15, 2011, the Plan engaged Principal Life Insurance Company to provide record keeping and administrative services. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Each year, participants may contribute up to 75% of pre-tax annual compensation subject to Internal Revenue Code Limitations, as defined in the Plan. Participants may also contribute rollovers from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. For the May 31, 2012 and 2011 Plan years, the Company made matching contributions to the Plan equal to 50% of employees’ elective deferrals up to 6% of pre-tax compensation. Employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.

Participant accounts – Each participant's account is credited with the participant’s contribution, including any rollover amounts from qualified plans, and allocations of the Company’s contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of a participant’s accounts is based on years of continuous service as follows:

Vesting
Years of Service	Percentage
Less than one	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Payment of benefits – Participants may withdraw all or a portion of their vested account if they terminate employment before attaining normal retirement age, become disabled, or attain normal retirement age but continue to work. Participants may also withdraw from the Plan when they attain age 59 ½ but continue to work or qualify for in-service distributions on account of financial hardship. Payments from the Plan that are eligible rollover distributions may be either paid in a direct rollover to an individual retirement account of another employer plan or paid directly to the participant. If the vested portion is between $1,000 and $5,000, and the participant does not elect to receive the distribution in a lump sum or direct rollover, benefits will be paid as a direct rollover to an individual retirement account. If the vested account balance is more than $5,000, all or a portion of benefits will be paid as a lump sum.

5

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2012 and 2011

Notes receivable from participants – The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to $50,000 or 50% of their vested account balance, whichever is less. All loans are secured by the participant’s vested balance and bear interest at a rate equal to the prime rate at the time of the loan plus 1%. The interest rates vary from 4.25% to 9.25% during fiscal year 2012. Loan repayments must be amortized in level payments, not less frequently than quarterly, over a period not extending five years from the date of the loan, unless such loan is used to acquire a dwelling unit which, within a reasonable time, will be used as the principal residence of the participant.

Forfeited accounts – When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Such forfeitures are used to reduce future employer contributions. At May 31, 2012 and 2011, forfeited nonvested amounts totaled $24,768 and $32,332, respectively. During fiscal years 2012 and 2011, $24,768 and $0 of forfeited accounts were used to reduce employer contributions, respectively.

Administrative expenses – All reasonable expenses of administration including, but not limited to, those involved in retaining necessary professional assistance are paid by the Company.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting – The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment valuation and income recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

6

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2012 and 2011

Investment securities in general, are subject to various risks, such as interest rate, credit and overall market volatility. Due to the levels of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes receivable from participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits – Benefits are recorded when paid.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Excess contributions payable – The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code limits. These returned contributions are reported as a reduction of contributions on the Statements of Changes in Net Assets Available for Benefits.

Note 3 – Investments

The following presents investments that represent 5% or more of the Plan’s net assets at May 31:

	2012		2011
BNC Bancorp Stock Fund, 0 units and 250,597.731 units, respectively	$		$2,479,714
OFI Stable Value Trust 0 units and 113,617.284 units, respectively		-	1,296,373
Oppenheimer International Diversified A Fund, 0 shares and 57,616.338 shares, respectively		-	543,945
Oppenheimer Main Street Small Cap Fund A, 0 shares and 29,447.602 shares, respectively			461,726
Oppenheimer Quest Opportunity Value A Fund, 0 shares and 47,369.135 shares, respectively		-	943,229
Oppenheimer Value Fund A, 0 shares and 24,596.803 shares, respectively		-	470,675
PIMCO Total Return Fund A, 0 shares and 58,907.848 shares, respectively			436,515

7

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2012 and 2011

	2012	2011
BNC Bancorp Stock, 293,785.639 shares and 0 shares, respectively	2,270,963	-
Fidelity Advisory Strategic Income T Fund, 71,928.400 units and 0 units, respectively	883,872	-
Mid Cap S&P 400 Index Separate Account, 30,336.896 units and 0 units, respectively	758,428	-
Oppenheimer Quest Opportunity Value A Fund, 44,350.299 units and 0 units, respectively	1,011,630	-
PIMCO Total Return R Fund, 100,283.808 units and 0 units, respectively	1,134,070	-
Principal Stable Value Fund 98,588.897 units and 0 units, respectively	1,779,746	-

The Principal Stable Value Fund is a common collective trust fund which consists of the Union Bond and Trust Company Stable Value Fund. This fund consists of investments in contracts at fair value of the underlying investments, which are then adjusted by the issuer to contract value. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The net realizable value of the common collective trust’s assets is dependent upon the financial stability of the issuing entity and its ability to fulfill the terms of the contracts. At May 31, 2012 and 2011, there were no reserves established against contract values for credit risk. The latest available reports for the Union Bond and Trust Company Principal Stable Value Fund were for the year ended December 31, 2011. The gross crediting interest rates of this fund were 2.39% and 2.75% in 2012 and 2011, respectively.

The OFI Stable Value Trust is a common collective trust fund which 98% consists of the Union Bond and Trust Company Stable Value Fund. This fund consists of investments in contracts at fair value of the underlying investments, which are then adjusted by the issuer to contract value. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The net realizable value of the common collective trust’s assets is dependent upon the financial stability of the issuing entity and its ability to fulfill the terms of the contracts. At May 31, 2011, there were no reserves established against contract values for credit risk. The latest available reports for the Union Bond and Trust Company Stable Value Fund were for the year ended December 31, 2010. The average yield and crediting interest rates of this fund were approximately 1.59% and 1.48% in 2011.

8

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2012 and 2011

During the years ended May 31, 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Common collective trust	$69,807	$(25,106)
Mutual funds	(785,112)	1,005,784
Pooled separate accounts	240,295	-
BNC Bancorp Stock Fund	(65,574)	(552,897)
BNC Bancorp Stock	122,055	-
	$(418,529)	$427,781

Note 4 – Fair Value of Financial Investments

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement, and requires significant management judgment, or estimation using pricing models, discounted cash flow methodologies or similar techniques.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used are designed to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at May 31, 2012 and 2011.

Mutual funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV"). The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

9

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2012 and 2011

Pooled separate accounts

These investments are represented by a unit of account whose per unit value is the result of the accumulated values of the underlying investments. The underlying investments are public investment vehicles valued using the NAV. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV’s of the underlying investments are quoted in an active market. The Plan has no unfunded commitments related to the pooled separate accounts and redemptions and subscriptions are permitted daily. As such, the pooled separate accounts are classified within Level 2 of the valuation hierarchy.

Common collective trust (“CCT”)

These investments represent units of collective investment trusts for which the NAV is based on the market value of its underlying investments. The CCT’s seek stability of principal and high current income through investments in stable value products. The CCT’s contains synthetic investment contracts comprised of both underlying investments and contractual components which have observable level 1 or level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets. The Plan has no unfunded commitments related to the CCT’s and the Plan’s units can be redeemed on a daily basis. The Plan’s investments in CCT’s are classified within Level 2 of the valuation hierarchy.

BNC Bancorp Stock and BNC Bancorp Stock Fund

Investments in BNC Bancorp stock are represented by shares of common stock traded on active markets and are classified within Level 1 of the valuation hierarchy. Investments in the BNC Bancorp Stock Fund are valued using the NAV provided by the administrator. These investments are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

10

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2012 and 2011

Below are the Plan’s financial instruments carried at fair value on a recurring basis by the ASC 820 fair value hierarchy levels as described above.

	Investments at fair value as of May 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Mutual funds*:
Small/mid U.S. equity	$157,661	$-	$-	$157,661
International equity	1,034,154	-	-	1,034,154
Balanced/asset allocation	1,341,216	-	-	1,341,216
Fixed income	2,468,479	-	-	2,468,479
Bond fund	184,005	-	-	184,005
Pooled separate accounts:
Large U.S. equity	-	1,772,738	-	1,772,738
Small/mid U.S. equity	-	1,665,901	-	1,665,901
Balanced/asset allocation	-	574,914	-	574,914
Fixed income	-	99,175	-	99,175
BNC Bancorp Stock	2,270,963	-	-	2,270,963
Common collective trust	-	1,779,746	-	1,779,746
Total Assets	$7,456,478	$5,892,474	$-	$13,348,952

*Mutual fund categories are different than the prior year due to the fact that the Plan switched administrators in the 2012 plan year; therefore, the investment mix offered to Plan participants is different.

	Investments at fair value at May 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds:
Growth and income funds	$4,420,499	$-	$-	$4,420,499
Bond funds	1,626,997	-	-	1,626,997
International funds	1,031,188	-	-	1,031,188
Fixed income funds	237,128	-	-	237,128
BNC Bancorp Stock Fund	-	2,158,649	-	2,158,649
Common collective trust	-	1,296,373	-	1,296,373
Total Assets	$7,315,812	$3,455,022	$-	$10,770,834

11

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2012 and 2011

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

Note 6 – Tax Status

On December 1, 2011, the Plan adopted a custom plan sponsored by Principal Financial Group. (“Principal”) The Internal Revenue Service (“IRS”) has determined and informed the Plan’s prior prototype with Ascensus by letter dated March 31, 2008, that the prototype document satisfied the applicable sections of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS upon adoption of the custom Principal plan, which has similar requirements to the Ascensus prototype plan. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and has no income subject to business income tax, and therefore, the Plan continues to be tax-exempt.

GAAP requires Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan Management has analyzed the tax positions taken by the Plan, and has concluded that as of May 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan Management believes it is no longer subject to income tax examinations for years prior to 2009.

Note 7 – Party in Interest Transactions

For the year ended May 31, 2012, administrative expenses are paid to Principal Life Insurance Company, the administrator, by the Company. Approximately sixteen percent of the Plan’s investments are held in BNC Bancorp Stock, the Bank of North Carolina’s parent company. Principal Trust Company, who is the custodian of the Plan through Principal Financial Group, offers several investment options to participants. Participant loans are available to participants who meet certain Plan requirements. These investments and participant loans are party-in-interest transactions.

For the year ended May 31, 2011, administrative expenses are paid to Ascensus, Inc., the administrator, by the Company. Approximately twenty percent of the Plan’s investments are held in the BNC Bancorp Stock Fund, the Bank of North Carolina’s Parent Company. Oppenheimer, who is the custodian of the Plan through Ascensus Retirement Services, offers several investment options to participants. Participant loans are available to participants who meet certain Plan requirements. These investments and participant loans are party-in-interest transactions.

12

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2012 and 2011

Note 8 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	2012	2011
Net assets available for benefits per financial statements	$13,934,419	$11,209,365
Excess contributions payable	30,641	17,862
Adjustment from fair value to contract value
for fully benefit responsive investment contracts	41,073	51,922
Net assets available for benefits per Form 5500	$14,006,133	$11,279,149

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	2012	2011
Net increase in net assets available for benefits
per the financial statements	$2,725,054	$2,595,664
Increase in excess contributions payable	12,779	13,974
Increase (decrease) in adjustment from fair value
to contract value for fully benefit responsive
investment contracts	(10,849)	43,042
Net increase in net assets available for benefits per
Form 5500	$2,726,984	$2,652,680

13

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
May 31, 2012
Form 5500 - Schedule H (Part IV, Line 4i)
I.D. Number: 56-1663154
Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity, Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	Common collective trust
*	Principal Stable Value Fund	98,588.897 shares	$ 1,779,746

	Mutual funds
	American Century Heritage A Fund	4,411.831 shares	92,031
	Eagle Small Cap Growth R3 Fund	408.647 shares	15,606
	Fidelity Advisory Strategic Income T Fund	71,928.400 shares	883,872
	Franklin Income R Fund	160,773.780 shares	329,586
	Heartland Value Plus Fund	927.139 shares	25,793
	Heartland Select Value I Fund	894.447 shares	24,231
	Oppenheimer Quest Opportunity Value A Fund	44,350.299 shares	1,011,630
	Oppenheimer International Dividend N Fund	54,419.768 shares	549,640
	Oppenheimer Developing Markets N Fund	945.013 shares	27,349
	American Funds Small Cap World R3 Fund	13,043.220 shares	457,165
	Pimco Real Return R Fund	36,259,481 shares	450,537
	Pimco Total Return R Fund	100,283.808 shares	1,134,070
	Pimco Com Real Return Str F Fund	30,770.049 shares	184,005
	Total mutual funds		5,185,515

	Pooled separate accounts
*	Principal Lifetime 2010 Separate Account	433.361 shares	6,915
*	Principal Lifetime 2020 Separate Account	177.851 shares	2,893
*	Principal Lifetime 2030 Separate Account	1,776.288 shares	28,154
*	Principal Lifetime 2040 Separate Account	6,450.869 shares	101,167
*	Principal Lifetime 2050 Separate Account	896.822 shares	13,415
*	Principal Lifetime Strategic Income Separate Account	63.734 shares	1,003
*	Principal Lifetime 2015 Separate Account	7,718.362 shares	82,268
*	Principal Lifetime 2025 Separate Account	6,517.473 shares	67,112
*	Principal Lifetime 2035 Separate Account	12,806.880 shares	129,030
*	Principal Lifetime 2045 Separate Account	13,995.176 shares	138,670
*	Principal Lifetime 2055 Separate Account	438.434 shares	4,287
*	Principal Large Cap S&P 500 Index Separate Account	12,526.815 shares	651,601
*	Principal Mid Cap S&P 400 Index Separate Account	30,336.896 shares	758,428
*	Principal Small Cap S&P 600 Index Separate Account	23,348.674 shares	584,931
*	Principal Large Cap Growth 1 Separate Account	44,265.583 shares	507,284
*	Principal Real Estate Secs Separate Account	11,023.189 shares	322,540
*	Principal High Yield I Separate Account	5,806.971 shares	99,175
*	Principal Equity Income Separate Account	40,972.247 shares	613,855
	Total pooled separate accounts		4,112,728

	Common Stock
*	BNC Bancorp Stock	293,785.639 shares	2,270,963

*	Participant loans	4.25% - 9.25%	657,181

	Total		$ 14,006,133

An asterisk (*) in column (a) denotes a party-in-interest to the plan.
Column (d), cost of investments, is not applicable as these are participant directed accounts.

14

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
May 31, 2012
Form 5500 - Schedule H (Part IV, Line 4a)
I.D. Number: 56-1663154
Plan Number: 001

				Total That Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan			Check Here if Late Participant Loan Repayments Are Included	Contributions Not Corrected	Contribution Corrections Outside Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program	Total Fully Corrected Under Voluntary Fiduciary Correction Program and PTE 2002-51
Amount Withheld	Date Withheld	Date Remitted
$64,426	11/30/2011	12/30/2011	X	$-	$-	$64,426	$-
7,776	11/30/2011	1/13/2012		-	-	7,776	-

15

Exhibit List

Exhibit 23.1	Consent of Cherry, Bekaert & Holland, L.L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of North Carolina Savings and Profit Sharing Plan and Trust

Date: November 27, 2012	By:	/s/ W. Swope Montgomery, Jr.
W. Swope Montgomery, Jr.
Plan Administrator